

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

January 19, 2016

Via E-mail
Edward A. Ryan
Executive Vice President and General Counsel
Marriott International, Inc.
10400 Fernwood Road
Bethesda, Maryland 20817

>   **Re: Marriott International, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed December 22, 2015**
>   **File No. 333-208684**

Dear Mr. Ryan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure that the spin-off of Starwood Hotels & Resorts Worldwide, Inc.'s vacation ownership business, Vistana Signature Experiences, Inc., to Interval Leisure Group, Inc., or, if the Vistana-ILG transactions are not consummated, the completion of another spin-off, split off or analogous distribution of Vistana or the sale of Vistana by Starwood is a condition to the closing of the Combination Transactions. Please note that we continue to monitor your registration statement in light of the spin-off transaction and may have further comments.

2.   Please file all outstanding exhibits, including the legality and tax opinions, in a timely manner so that we may have time to review them.

3.   Please provide us with copies of all materials prepared by each of the companies' financial advisors, including projections and forecasts, and shared with each respective board of directors and its representatives. This includes copies of the board books and all transcripts, summaries and video presentation materials.

4.   We note the Agreement and Plan of Merger dated as of November 15, 2015 filed as Exhibit No. 2.1. Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish staff with copies of omitted schedules may be included in the exhibit index to the registration statement.

Summary, page 8

5.   We note your disclosure beginning on page 13 regarding the interests of the Starwood directors and executive officers and the Marriott directors and executive officers in the Combination Transactions. Please revise to more specifically describe these interests, including quantifying such interests, as applicable.

6.   We note your disclosure on page 20 regarding the Starwood special meeting and the Marriott special meeting. Please revise to include a statement comparing the percentage of outstanding shares entitled to vote held by Marriott directors, executive officers and their affiliates and the vote required for approval of the proposed transaction. Please refer to Item 3(h) of Form S-4.

Solicitation of Proxies, page 48

7.   We note your disclosure that Starwood and Marriott's directors may solicit proxies by mail, in person or by telephone or other means of communication. Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence, and information posted on the Internet, must be filed under the cover of Schedule 14A. Please refer to Exchange Act Rules 14a-6(b) and (b) and confirm your understanding in your response letter.

The Combination Transactions, page 53

8.   Please revise your disclosure throughout this section to identify the parties present at a meeting or discussion. For example only, your disclosure refers broadly to "Starwood's management" presenting a summary of their preliminary review to the Strategic Committee, "a member of Starwood's management" met with a representative, and "Marriott's management" and representatives of Lazard held a preliminary discussion regarding Marriott re-engaging in discussions.

9.   We note the disclosure on page 59 that seven potential counterparties signed confidentiality agreements and the list of six potential counterparties that signed confidentiality agreements in the third full paragraph on page 59. Please revise to clarify the seventh potential counterparty or advise.

10.   We note your disclosure on page 60 that, in mid-August, Marriott decided not to pursue a possible combination with Starwood in light of, among other things, the relative trading prices of the stock of the two companies at that time. Please revise to more specifically describe the reasons Marriott decided not to pursue a combination in mid-August and clarify your disclosure on page 67 to more specifically describe why Marriott decided that a possible combination merited further consideration in October 2015.

11.   We note your disclosure on page 71 that representatives of Cravath reviewed with Starwood's board the terms of, and considerations with respect to, a forum selection bylaw. Please revise to more specifically describe the terms and considerations reviewed with respect to a forum selection bylaw and the reasons such forum selection bylaw was considered by the board.

Opinions of Starwood's Financial Advisors, page 78

12.   Please revise your disclosure to describe the method of selection of Citigroup Global Markets Inc. and Lazard Frères & Co. LLC. Please also describe the qualifications of these firms or advise. Please refer to Item 1015(b) of Regulation M-A.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements Giving Effect to the Transactions, page 151

Note 4. Preliminary Allocation of Consideration Transferred to Net Assets Assumed, page 153

13.   Please consider expanding you sensitivity analysis to include a range of prices for Marriott common shares that is inclusive of all actual fluctuations experienced since the announcement of the merger. In that regard, we note that the price of your common stock has experienced a decrease of greater than 10% since the November 16, 2015 measurement date presented in this filing. Additionally, tell us whether you intend to update the purchase price allocation reflected in your pro forma financial statements to reflect a more recent stock price closer to the closing date.

Note 7. Starwood Historical Adjusted, page 158

14.   Please explain to us how you calculated the variable component of the royalty fees included in adjustment (e) for each of the periods presented.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristi Marrone, Staff Accountant, at 202-551-3429 or Jaime John, Accounting Branch Chief, at 202-551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel
Office of Real Estate and
Commodities

cc: Stephen I. Glover
       Gibson, Dunn & Crutcher LLP